Exhibit 99.1

News Release

March 15, 2018

Turquoise Hill announces financial results and review of operations for 2017

Turquoise Hill Resources today announced its financial results for the year ended December 31, 2017. All figures are in U.S. dollars unless otherwise stated.

HIGHLIGHTS

Full year 2017

•	Oyu Tolgoi achieved an All Injury Frequency Rate of 0.27 per 200,000 hours worked for the year ended December 31, 2017.

•	Underground lateral development made good progress during 2017 completing 6.1 equivalent kilometres for the year which was in-line with the 2016 Technical Report expectations.

•	Since the re-start of development in January 2016, a total of 7.7 equivalent kilometres has been completed, which is on plan.

•	Shaft 2 sinking was completed in January 2018 with fit out expected to occur over 2018.

•	Shaft 5 had approximately 100 metres remaining at the end of 2017 and sinking is expected to be complete in Q1’18.

•	During 2017, total underground expansion spend was $835.7 million, meeting guidance and resulting in total underground project spend since January 1, 2016 of approximately $1.1 billion.

•	Production from first draw bell remains planned for mid-2020 and sustainable first production in 2021.

•	During 2017, Oyu Tolgoi set operational records for total material mined and concentrator throughput.

•	Copper production of 157,400 tonnes and gold production of 114,000 ounces in 2017 met the Company’s guidance.

•	Oyu Tolgoi recorded revenue of $939.8 million in 2017 compared with $1,203.3 million in 2016 reflecting lower sales volumes partially offset by higher copper prices.

•	For 2017, the Company recorded income of $110.9 million and net income attributable to owners of Turquoise Hill of $181.2 million or $0.09 per share.

•	Turquoise Hill generated cash flow from operating activities before interest and tax of $325.8 million in 2017, with net cash generated from operating activities of $118.0 million.

•	For 2017, Oyu Tolgoi’s cost of sales was $2.32 per pound of copper sold, C1 cash costs were $1.92 per pound of copper produced and all-in sustaining costs were $2.39 per pound of copper produced[1].

•	Operating cash costs[1] of $711.6 million in 2017 beat the Company’s guidance.

•

Of the $4.2 billion project finance facility proceeds deposited with Rio Tinto in June 2016, approximately $1.0 billion has been redrawn as of December 31, 2017 with approximately $3.2 billion available.

•	Turquoise Hill’s cash and cash equivalents at December 31, 2017 were approximately $1.4 billion.

1 Please refer to the NON-GAAP MEASURES section of this press release for further information.

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street	Telephone + 1 604 688 5755	turquoisehill.com
	Vancouver, BC, Canada V6C 1S4	Toll Free + 1 877 288 6975

Fourth quarter 2017

•

Following the newly-installed 3,500 tonne per day development crusher consistently operating above nameplate capacity, underground lateral development made strong progress during Q4’17 with a record over 2.2 equivalent kilometres completed.

•	During Q4’17, Rio Tinto undertook a schedule and cost review and reported there were no material changes in project scope, cost or schedule.

•	Shaft 2 sinking reached final depth of 1,284 metres during Q4’17 and the shaft bottom mass excavation was approximately 50% complete by year end.

•	During Q4’17, installation of the Shaft 5 exhaust fan commenced and is on target to be completed in early Q2’18.

•	During Q4’17, underground expansion spend was $309.0 million, the highest quarterly expansion spend since notice to proceed was received.

•	During Q4’17, Oyu Tolgoi set operational records for open pit material mined as well as concentrator throughput.

•	Copper production in Q4’17 increased 22.8% over Q3’17 and gold production increased 12.9% compared to Q3’17.

•	Revenue of $251.7 million in Q4’17 increased 1.9% over Q3’17 reflecting higher copper prices partly offset by lower concentrate sales volumes.

•	For Q4’17, the Company recorded income of $33.9 million and net income attributable to owners of Turquoise Hill of $51.1 million or $0.03 per share.

•	Turquoise Hill generated cash flow from operating activities before interest and taxes of $91.1 million in Q4’17.

•	Net cash used in operating activities in Q4’17 was $33.4 million resulting from the bi-annual interest payments due on the project finance facility in December 2017.

Subsequent Event

•	On March 15, 2018, Oyu Tolgoi filed a notice of dispute with the Government of Mongolia for the January 2018 tax assessment.

FINANCIAL RESULTS

Income in 2017 was $110.9 million compared with $106.6 million in 2016. The increase mainly reflects the impact of adjustments to deferred tax assets, cost reductions and higher copper prices, partially offset by reduced sales volumes resulting from lower production due to lower head grades. Cost of sales for 2017 was $763.8 million compared to $861.8 million reflecting lower volumes of concentrates sold and reduced cost of production as a result of cost savings. Cash generated from operating activities in 2017 was $118.0 million compared with $230.6 million in 2016 reflecting the impact of lower gold revenues and higher interest payments, partly offset by higher copper prices and production cost savings. Capital expenditure on property, plant and equipment was $917.5 million on a cash basis in 2017 compared to $326.3 million in 2016, attributed principally to underground ($835.7 million) with the remainder related to open-pit capital activities.

Turquoise Hill’s cash and cash equivalents at December 31, 2017 were approximately $1.4 billion.

OYU TOLGOI

The Oyu Tolgoi mine is approximately 550 kilometres south of Ulaanbaatar, Mongolia’s capital city, and 80 kilometres north of the Mongolia-China border. Mineralization on the property consists of porphyry-style copper, gold, silver and molybdenum contained in a linear structural trend (the Oyu Tolgoi Trend) of deposits throughout this trend. They include, from south to north, the Heruga Deposit, the Oyut deposit and the Hugo Dummett deposits (Hugo South, Hugo North and Hugo North Extension).

The Oyu Tolgoi mine was initially developed as an open-pit operation. The copper concentrator plant, with related facilities and necessary infrastructure, was originally designed to process approximately 100,000 tonnes of ore per day from the Oyut open pit. However since 2014, the concentrator has improved operating practices and gained experience, which has helped achieve a consistent throughput of over 110,000 tonnes per day. This continued through 2017 with softer ores from the Central zone. Due to increased processing of harder ore from Phase 4, concentrator throughput for 2018 is expected to be approximately 102,000 tonnes per day.

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street	Telephone + 1 604 688 5755	turquoisehill.com
	Vancouver, BC, Canada V6C 1S4	Toll Free + 1 877 288 6975

In August 2013, development of the underground mine was suspended pending resolution of matters with the Government of Mongolia. Following signing of the Oyu Tolgoi Underground Mine Development and Financing Plan (Underground Plan) in May 2015 and the signing of a $4.4 billion project finance facility in December 2015, Oyu Tolgoi received formal notice to proceed approval by the boards of Turquoise Hill, Rio Tinto and Oyu Tolgoi LLC in May 2016, which was the final requirement for the re-start of underground development. Underground construction recommenced in May 2016. Prior to suspending underground construction in August 2013, underground lateral development at Hugo North Lift 1 had advanced approximately 16 kilometres off Shaft 1.

Oyu Tolgoi is expected to be the world’s third-largest copper mine at peak production in 2025. Copper production is expected to increase by more than 340% between 2018 and 2025 when Hugo North Lift 1 reaches peak production. Average production from 2025 to 2030 is expected to be more than 550,000 tonnes of copper per year.

Underground development progress

Throughout 2017, the main focus of underground development was underground lateral development, sinking of Shafts 2 and 5, support infrastructure and the convey-to-surface system, which all progressed during the year. In January 2018, the Company announced the sinking of Shaft 2 was complete. At the end of 2017, approximately 89% of the underground workforce were Mongolian nationals. The Company continues to expect the first draw bell in mid-2020 and sustainable first production in 2021.

During Q4’17, Rio Tinto undertook a schedule and cost review. Rio Tinto has provided Turquoise Hill with a high-level overview of the review’s outcomes, in which Rio Tinto concluded there were no material changes in project scope, cost or schedule.

Oyu Tolgoi spent $309.0 million on underground expansion during Q4’17 and $835.7 million for 2017. Total underground project spend from January 1, 2016 to December 31, 2017 was approximately $1.1 billion. At the end 2017, the 2016 Oyu Tolgoi Technical Report (the 2016 Technical Report) projected a cumulative underground project spend of approximately $1.5 billion. The approximate $0.4 billion difference between actual and projected spend is primarily comprised of deferred contingency allowances, foreign exchange differences as well as delayed spending associated with Shaft 2 schedule impact and the mine dry. In addition, Oyu Tolgoi had further capital commitments2 of $1.2 billion as of December 31, 2017. At the end of 2017, the underground project had committed 56% of direct project contracts and procurement packages, of which 71% were to Mongolian companies.

During Q4’17, underground lateral development made strong progress, with over 2.2 equivalent kilometres completed, resulting in 6.1 equivalent kilometres for 2017. Lateral development progress for 2017 was in line with development timeline in the 2016 Technical Report. Since the re-start of development, a total of 7.7 equivalent kilometres of lateral development has been completed. The following table provides a breakdown of the various components of completed lateral development since project restart:

Year	Total Equivalent Kilometres	Lateral Development (kilometres)	Mass Excavation (’000 metres3)
2016	1.6	1.5	3.0
2017	6.1	4.8	31.6
Total	7.7	6.3	34.6

During Q4’17, the newly installed 3,500 tonne per day development crusher was consistently operating above nameplate capacity. During Q4’17, eleven underground workshops were completed and were in the process of commissioning. Based on the 2016 Technical Report, lateral development is expected to advance approximately 10.0 kilometres during 2018.

During Q4’17, Shaft 2 sinking reached final depth of 1,284 metres and shaft sinking was completed in January 2018. At the end of 2017, the shaft bottom station was approximately 50% complete and headframe works progressed with the positioning of hoist equipment. Fit out of Shaft 2 is expected to occur throughout 2018. Shaft 2 is key to future increases in lateral development activity.

2 Please refer to the NON-GAAP MEASURES section of this press release for further information.

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street	Telephone + 1 604 688 5755	turquoisehill.com
	Vancouver, BC, Canada V6C 1S4	Toll Free + 1 877 288 6975

Shaft 5 sinking progressed approximately 200 metres during Q4’17 and is expected to be complete in Q1’18. During Q4’17, installation of the shaft exhaust fan commenced and is on target to be completed in early Q2’18. When completed, Shaft 5 will be dedicated to ventilation thereby increasing the capacity for underground activities. However, with good early progress and continued on-plan lateral development, the completion of Shaft 5 sinking in early 2018 is not expected to materially impact the lateral development plan.

The following table outlines the status of shafts for underground development as of December 31, 2017.

	Shaft 1	Shaft 2	Shaft 5	Shaft 3	Shaft 4
	(early development	(production and	(ventilation)	(ventilation)	(ventilation)
	and ventilation)	ventilation)
Total Depth	1,385 metres	1,284 metres	1,178 metres	1,148 metres	1,149 metres
Diameter	6.7 metres	10 metres	6.7 metres	10 metres	11 metres
Completion	2008	Q1’18	Expected Q1’18	Expected 2021	Expected 2021
Remaining	Complete	~2 metres	~100 metres	Not started	Not started

Supporting infrastructure progressed during Q4’17. Construction of the new camp was approximately 70% complete at the end of Q4’17, including completion and occupancy of the first two buildings. At the end of 2017, the camp’s four remaining buildings were mechanically complete and approved for occupancy by the state commissioning authorities.

During Q4’17, development of the convey-to-surface decline continued to progress with month-on-month improvement resulting from the use of project-wide process optimization techniques. The convey-to-surface system is the eventual route of the full 95,000 tonne per day underground ore delivery system to the concentrator; however, it is not a critical path item for first draw bell planned in mid-2020. Expected completion of the convey-to-surface system is 2022, which will facilitate the ramp up to full production by 2027.

Full-year 2017 and Q4’17 open-pit operations performance

Safety is a major focus throughout Oyu Tolgoi’s operations and the mine’s management is committed to reducing risk and injury. Oyu Tolgoi achieved a strong All Injury Frequency Rate of 0.27 per 200,000 hours worked for year ended December 31, 2017.

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street	Telephone + 1 604 688 5755	turquoisehill.com
	Vancouver, BC, Canada V6C 1S4	Toll Free + 1 877 288 6975

Key financial metrics for 2017 and Q4’17 are as follows:

Oyu Tolgoi Key Financial Metrics(1)

($ in millions, unless otherwise noted)	4Q 2016	1Q 2017	2Q 2017	3Q 2017	4Q 2017	Full Year 2017	Full Year 2016

Revenue	224.6	237.5	203.7	246.9	251.7	939.8	1,203.3

Revenue by metals in concentrates

Copper	178.5	196.6	173.7	209.2	216.1	795.6	762.6

Gold	42.8	37.5	26.6	34.2	32.5	130.8	419.9

Silver	3.3	3.4	3.3	3.5	3.2	13.4	20.8

Cost of sales	184.3	194.4	188.9	197.8	182.7	763.8	861.8

Production and delivery costs	112.5	120.7	117.7	123.4	106.6	468.4	513.9

Depreciation and depletion	79.5	78.3	75.0	77.4	73.4	304.1	345.9

Capital expenditure on cash basis	142.7	147.9	205.2	234.0	330.4	917.5	326.3

Underground	121.0	136.4	184.7	205.6	309.0	835.7	226.8

Open pit(2)	21.7	11.5	20.5	28.4	21.4	81.8	99.5

Royalties	13.0	14.3	12.5	14.5	15.8	57.1	68.1

Operating cash costs(3)	175.4	168.4	163.6	161.9	217.7	711.6	775.3

Unit costs ($)

Cost of sales (per pound of copper sold)	2.22	2.23	2.30	2.43	2.32	2.32	2.07

C1 (per pound of copper produced)(3)	1.57	1.85	1.92	1.83	2.05	1.92	1.02

All-in sustaining (per pound of copper produced)(3)	1.90	2.15	2.27	2.76	2.40	2.39	1.48

(1)

Any financial information in this MD&A should be reviewed in conjunction with the Company‘s consolidated financial statements or condensed interim consolidated financial statements for the reporting periods indicated.

(2)	Open-pit capital expenditure includes both sustaining and non-underground development activities.
(3)	Please refer to the NON-GAAP MEASURES section of this press release for further information.

Full year 2017

Revenue of $939.8 million in 2017 decreased 21.9% over 2016 reflecting lower sales volumes due to reduced copper and gold grades as a result of mining lower grade ore from the open-pit. The reduction in grades, particularly gold grades, was partly offset by record-setting open-pit material mined at Oyu Tolgoi and higher copper prices.

Cost of sales in 2017 was $763.8 million compared to $861.8 million in 2016 reflecting a 12.5% reduction in volumes of concentrates sold and reduced cost of production as a result of cost savings.

Capital expenditure on a cash basis for 2017 was $917.5 million compared to $326.3 million in 2016, comprising amounts attributed to the underground project and open-pit activities of $835.7 million and $81.8 million respectively. Open-pit capital expenditure includes deferred stripping of $34.4 million and tailings storage facility spending of $13.1 million.

Total operating cash costs3 at Oyu Tolgoi were $711.6 million in 2017 compared to $775.3 million in 2016. Lower operating cash costs reflect mining and production efficiency improvements, benefits from cost reduction programs and reduced royalty expense due to lower revenue. This was partly offset by higher open pit material mined and concentrator throughput in 2017, compared to 2016. Operating cash costs include the 5% royalty payable to the Government of Mongolia and exclude deferred stripping costs.

Cost of sales were $2.32 per pound of copper sold in 2017, compared with $2.07 per pound of copper sold in 2016 reflecting lower volumes of metals in concentrate sold and reduced head grades.

Oyu Tolgoi’s C1 cash costs3 in 2017 were $1.92 per pound of copper produced, an increase from $1.02 per pound of copper produced in 2016, and are presented net of revenues from gold and silver sales. The increase was mainly due to lower grades and recoveries resulting from the mining of low-grade ore, particularly gold, in 2017.

3 Please refer to the NON-GAAP MEASURES section of this press release for further information.

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street	Telephone + 1 604 688 5755	turquoisehill.com
	Vancouver, BC, Canada V6C 1S4	Toll Free + 1 877 288 6975

All-in sustaining costs3 in 2017 were $2.39 per pound of copper produced, compared with $1.48 per pound of copper produced in 2016. The increase was mainly due to reduced gold credits per pound of copper produced.

Fourth Quarter 2017

Revenue of $251.7 million in Q4’17 increased 1.9% over Q3’17 reflecting higher copper prices partly offset by lower concentrate sales volumes.

Q4’17 cost of sales was $182.7 million compared to $197.8 million in Q3’17 reflecting the processing of softer Phase 6 ore and higher average mill head grades.

Capital expenditure on a cash basis for Q4’17 was $330.4 million compared to $234.0 million in Q3’17, comprising amounts attributed to the underground project and open-pit activities of $309.0 million and $21.4 million respectively.

Total operating cash costs4 at Oyu Tolgoi increased to $217.7 million in Q4’17 compared to $161.9 million in Q3’17 mainly due to higher open pit maintenance costs and lower capitalization of production phase stripping costs. Operating cash costs include the 5% royalty payable to the Government of Mongolia and exclude deferred stripping costs.

Cost of sales was $2.32 per pound of copper sold in Q4’17, compared with $2.43 per pound of copper sold in Q3’17 resulting from reduced cost of production due to higher head grades.

Oyu Tolgoi’s C1 cash costs4 in Q4’17 were $2.05 per pound of copper produced, an increase from $1.83 per pound of copper produced in Q3’17, due to the impact of higher operating cash costs, partly offset by lower gold sales.

All-in sustaining costs4 in Q4’17 were $2.40 per pound of copper produced, compared with $2.76 per pound of copper produced in Q3’17, mainly due to net inventory write-down reversals incurred in Q4’17 and a decrease in sustaining capital.

4 Please refer to the NON-GAAP MEASURES section of this press release for further information.

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street	Telephone + 1 604 688 5755	turquoisehill.com
	Vancouver, BC, Canada V6C 1S4	Toll Free + 1 877 288 6975

Key operational metrics for 2017 and Q4’17 are as follows:

Oyu Tolgoi Production Data

All data represents full production and sales on a 100% basis

	4Q 2016	1Q 2017	2Q 2017	3Q 2017	4Q 2017	Full Year 2017	Full Year 2016

Open pit material mined (‘000 tonnes)	25,615	24,333	25,193	27,466	28,929	105,921	96,938

Ore treated (‘000 tonnes)	9,819	10,087	9,637	10,615	10,838	41,177	38,152

Average mill head grades:

Copper (%)	0.61	0.51	0.51	0.48	0.53	0.51	0.65

Gold (g/t)	0.25	0.15	0.16	0.18	0.20	0.17	0.36

Silver (g/t)	1.50	1.30	1.38	1.34	1.54	1.39	1.83

Concentrates produced (‘000 tonnes)	206.7	176.0	171.0	170.0	205.4	722.5	846.6

Average concentrate grade (% Cu)	22.0	21.6	21.8	21.7	22.0	21.8	23.8

Production of metals in concentrates:

Copper (‘000 tonnes)	45.5	38.1	37.2	36.9	45.3	157.4	201.3

Gold (‘000 ounces)	49	25	24	31	35	114	300

Silver (‘000 ounces)	273	215	236	239	285	974	1,420

Concentrates sold (‘000 tonnes)	181.9	190.2	182.0	176.6	175.5	724.3	828.6

Sales of metals in concentrates:

Copper (‘000 tonnes)	37.6	39.5	37.3	36.9	35.7	149.3	188.9

Gold (‘000 ounces)	39	32	23	29	27	111	347

Silver (‘000 ounces)	239	205	222	229	205	860	1,280

Metal recovery (%)

Copper	76.6	74.9	74.6	73.5	78.0	75.4	81.0

Gold	63.4	48.8	47.7	51.2	50.5	49.7	68.5

Silver	57.2	51.8	53.9	52.8	53.0	52.9	63.1

Full year 2017

During 2017, Oyu Tolgoi achieved record-setting open pit material mined and concentrator throughput. Open pit material mined increased 9.3% over 2016 and concentrator throughput increased 7.9% over 2016. During 2017, open-pit operations mined low-grade ore, particularly gold, as well as processed stockpiled ore. As a result, 2017 copper grades declined 21.5% over 2016 and gold grades declined 52.8% over 2016, which was in line with expectations. Copper production of 157,400 tonnes for 2017 decreased 21.8% over 2016 and gold production of 114,000 ounces decreased 62.0% over 2016. The Company met 2017 production guidance.

Fourth quarter 2017

Oyu Tolgoi had a strong fourth quarter setting quarterly records for open pit material mined as well as concentrator throughput. Material mined in Q4’17 increased 5.3% over Q3’17 and ore treated increased 2.1% over Q3’17. Higher mill availability and processing of softer Phase 6 ore in Q4’17 resulted in a 20.8% increase in concentrate production over Q3’17. Copper production in Q4’17 increased 22.8% compared to Q3’17 due to higher grades and improved mill availability. Gold production in Q4’17 increased 12.9% over Q3’17 due to increased grades and higher concentrate production.

Operational outlook

Oyu Tolgoi is expected to produce 125,000 to 155,000 tonnes of copper and 240,000 to 280,000 ounces of gold in concentrates for 2018. Open-pit operations are expected to mine in Phase 6 in early 2018 and Phase 4 throughout the year. In addition, stockpiled ore will be processed during 2018. The increased gold production relative to the 2016 technical report is due to splitting Phase 4 into two parts (4A and 4B) and bringing production forward from future years.

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street	Telephone + 1 604 688 5755	turquoisehill.com
	Vancouver, BC, Canada V6C 1S4	Toll Free + 1 877 288 6975

Operating cash costs for 2018 are expected to be approximately $700 million. The reduction compared to 2017 operating cash costs reflects lower concentrator and logistics costs.

Capital expenditures for 2018 on a cash-basis are expected to be approximately $150 million for open-pit operations and $1.1 billion to $1.2 billion for underground development.

Open-pit capital is mainly comprised of deferred stripping, equipment purchases, tailings storage facility construction and maintenance componentization. The main drivers of the 2018 estimate increase compared to the forecast for 2017 are equipment purchases and maintenance componentization.

Underground development capital includes both expansion capital and VAT. Based on the 2016 Oyu Tolgoi Technical Report, lateral development is expected to advance approximately 10.0 kilometres during 2018. Turquoise Hill continues to expect the first draw bell in mid-2020 and sustainable first production in 2021.

Tax assessment

On January 16, 2018, Turquoise Hill announced that Oyu Tolgoi had received and was evaluating a tax assessment for approximately $155 million from the Mongolian Tax Authority (the MTA) relating to an audit on taxes imposed and paid by Oyu Tolgoi LLC between 2013 and 2015.

Oyu Tolgoi initially pursued the dispute resolution process outlined by the MTA to object to the tax assessment through the filing of a complaint, noting items that are covered by specific Investment Agreement provisions. Oyu Tolgoi was subsequently notified the Mongolian Tax Authority did not have jurisdiction to resolve their complaint.

Oyu Tolgoi agreed to pay approximately $5.0 million to settle unpaid taxes, fines and penalties for accepted items; this amount was fully provided for at December 31, 2017 and was paid in January 2018.

On March 15, 2018, Oyu Tolgoi filed a notice of dispute with the Government of Mongolia under the 2009 Oyu Tolgoi Investment Agreement (Investment Agreement). Chapter 14 of the Investment Agreement outlines the dispute resolution process. The notice of dispute filing is the first step in the process and includes a 60-working-day negotiation period. If the parties are unable to reach a resolution during the 60-working-day period, the dispute can be referred to international arbitration.

Turquoise Hill is of the firm view that Oyu Tolgoi LLC has paid all taxes, including approximately $5.0 million of accepted items, and charges required under the Investment Agreement (and reconfirmed in the Underground Mine Development and Financing Plan) and Mongolian law.

Force majeure declaration

On January 17, 2018, Oyu Tolgoi declared force majeure in connection to customer contracts for concentrate due to protestors using a large number of vehicles to obstruct the main access road within China at the Ganqimaodu Border Zone. The main border crossing for goods and supplies remained open. The placement of protestors’ vehicles prevented any traffic from safely traversing the border, both inbound and outbound.

On January 18, 2018, the blockade was lifted and the border reopened and on January 19, 2018, Oyu Tolgoi concentrate convoys recommenced crossing the border. Due to ongoing border congestion, a waiting period was required for border traffic to return to pre-blockade levels. In order to lift force majeure, a period of consistent convoy crossings was required reconfirming a stable concentrate supply chain.

Effective March 1, 2018, Oyu Tolgoi lifted force majeure notice to customers. Safe and normal operations, including underground development, were maintained during the force majeure period, and no production impact is expected. Turquoise Hill expects any force majeure-related sales impact to be made up over the next few quarters.

Oyu Tolgoi power supply

On May 12, 2017, Oyu Tolgoi LLC signed a new power purchase agreement (PPA) with the National Power Transmission Grid (NPTG) of Mongolia. The PPA was executed in connection with the power import arrangement between NPTG and the Inner Mongolia Power International Corporation (IMPIC). The new arrangement took effect on July 4, 2017, subsequent to the expiry of the existing IMPIC agreement, for a term of up to six years, with possibility of early cancellation after the fourth year, if a domestic power plant is commissioned earlier. The extension is essential for Oyu Tolgoi to have secure access to power while it works with the Government of Mongolia on establishing a permanent domestic power source.

On February 15, 2018, Oyu Tolgoi received notification the Government of Mongolia (Government) had cancelled the Power Sector Cooperation Agreement (PSCA), which was signed in August 2014. The Government’s cancellation, under Section 1.3 of the PSCA, indicated the Tavan Tolgoi power project was no longer a viable option. As a result of the Government’s cancellation, effective February 15, 2018, long-term power for Oyu Tolgoi must be domestically sourced

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street	Telephone + 1 604 688 5755	turquoisehill.com
	Vancouver, BC, Canada V6C 1S4	Toll Free + 1 877 288 6975

within four years, in accordance with the 2009 Oyu Tolgoi Investment Agreement (Investment Agreement). Oyu Tolgoi, Turquoise Hill and Rio Tinto are committed to fulfilling all requirements under the Investment Agreement and are continuing to evaluate all viable power options, including construction of an Oyu Tolgoi based power plant. A final decision on the outcome, cost or financing of a permanent domestic power supply has not been concluded.

Funding of Oyu Tolgoi by Turquoise Hill

In accordance with the Amended and Restated Shareholders’ Agreement (ARSHA) dated June 8, 2011, Turquoise Hill has funded Oyu Tolgoi’s cash requirements beyond internally generated cash flows by a combination of equity investment and shareholder debt.

For amounts funded by debt, Oyu Tolgoi must repay such amounts, including accrued interest, before it can pay common share dividends. As of December 31, 2017, the aggregate outstanding balance of shareholder loans extended by subsidiaries of the Company to Oyu Tolgoi was $3.9 billion, including accrued interest of $0.4 billion. These loans bear interest at an effective annual rate of LIBOR plus 6.5%.

In accordance with the ARSHA, a subsidiary of the Company has funded the common share investments in Oyu Tolgoi on behalf of Erdenes. These funded amounts earn interest at an effective annual rate of LIBOR plus 6.5% and are repayable, by Erdenes to a subsidiary of the Company, via a pledge over Erdenes’ share of Oyu Tolgoi common share dividends. Erdenes also has the right to reduce the outstanding balance by making cash payments at any time. As of December 31, 2017, the cumulative amount of such funding was $0.8 billion, representing 34% of invested common share equity; unrecognized interest on the funding amounted to $0.4 billion.

In June 2016, Oyu Tolgoi drew down approximately $4.3 billion of the project finance facility and used all net proceeds, after settlement of withholding taxes and transaction costs, to pay down shareholder loans payable by Oyu Tolgoi to Turquoise Hill. A $4.2 billion related-party receivable with a Rio Tinto subsidiary was recorded in 2016, as the net proceeds from draw down were placed on deposit with Rio Tinto in accordance with the Company’s Cash Management Services Agreement. The Company draws upon this related-party receivable as required in order to fund development and financing of the underground mine. As of December 31, 2017, $1.0 billion had been re-drawn from this related-party receivable, leaving a balance of $3.2 billion. The project finance lenders have agreed a debt cap of $6.0 billion. In addition to the funding drawn down to date, this is an additional $0.1 billion available, subject to certain conditions, under the Company’s facility with the Export-Import Bank of the United States, and the potential for an additional $1.6 billion of supplemental debt in the future.

Anti-Corruption Authority Information Request

On March 9, 2018, Oyu Tolgoi LLC (Oyu Tolgoi) received an information request from the Mongolian Anti-Corruption Authority (ACA) to provide financial information relating to Oyu Tolgoi. The request relates to an investigation about possible abuse of power by authorized officials during negotiation of the 2009 Oyu Tolgoi Investment Agreement. There is no indication in the ACA information request to suggest that Oyu Tolgoi is a subject of the investigation.

CORPORATE ACTIVITIES

Board changes

Effective January 4, 2017, Maryse Saint-Laurent, ICD.D, was appointed to the Company’s Board as an independent director. Ms. Saint-Laurent is an accomplished legal executive, corporate director and senior advisor to boards and management teams with almost 20 years of experience in the energy and electricity sectors.

The Turquoise Hill Board of Directors accepted the resignation of director Craig Stegman effective September 13, 2017. Dr. Stegman resigned from the Turquoise Hill board as a result of relocating to Australia and increased professional responsibilities at Rio Tinto.

Effective December 18, 2017, Stephen Jones was appointed to the Company’s Board of Directors. Mr. Jones has more than 20 years of experience working for Rio Tinto in Growth and Innovation, Copper and Coal, Aluminium, Iron Ore as well as Technology and Innovation in Australia, Canada, Mongolia and the U.S.

Management changes

In February 2017, Turquoise Hill announced the retirement of Steeve Thibeault, the Company’s Chief Financial Officer, effective May 23, 2017. During the search process for Mr. Thibeault’s successor, Turquoise Hill’s Controller, Owen Thomas, served as acting CFO.

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street	Telephone + 1 604 688 5755	turquoisehill.com
	Vancouver, BC, Canada V6C 1S4	Toll Free + 1 877 288 6975

Turquoise Hill appointed Luke Colton as Chief Financial Officer effective October 9, 2017. Mr. Colton has more than 15 years of financial experience and since 2013 served as Chief Financial Officer of Richards Bay Minerals in South Africa.

NON-GAAP MEASURES

The Company presents and refers to the following non-GAAP measures, which are not defined in International Financial Reporting Standards (IFRS). A description and calculation of each measure is given below and may differ from similarly named measures provided by other issuers. These measures are presented in order to provide investors and other stakeholders with additional understanding of performance and operations at Oyu Tolgoi and are not intended to be used in isolation from, or as a replacement for, measures prepared in accordance with IFRS.

Operating cash costs

The measure of operating cash costs excludes: depreciation and depletion; exploration and evaluation; charges for asset write-down (including write-down of materials and supplies inventory) and includes management services payments to Rio Tinto and management services payments to Turquoise Hill which are eliminated in the consolidated financial statements of the Company.

C1 cash costs

C1 cash costs is a metric representing the cash cost per unit of extracting and processing the Company’s principal metal product, copper, to a condition in which it may be delivered to customers net of gold and silver credits from concentrates sold. It is provided in order to support peer group comparability and to provide investors and other stakeholders with additional information about the underlying cash costs of Oyu Tolgoi and the impact of gold and silver credits on the operations’ cost structure. C1 cash costs are relevant to understanding the Company’s operating profitability and ability to generate cash flow. When calculating costs associated with producing a pound of copper, the Company deducts gold and silver revenue credits as the production cost is reduced as a result of selling these products.

All-in sustaining costs

All-in sustaining costs (AISC) is an extended cash-based cost metric providing further information on the aggregate cash, capital and overhead outlay per unit and is intended to reflect the costs of producing the Company’s principal metal product, copper, in both the short term and over the life-cycle of its operations; as a result, sustaining capital expenditure on a cash basis is included rather than depreciation. As the measure seeks to present a full cost of copper production associated with sustaining current operations, development project capital is not included. AISC allows Turquoise Hill to assess the ability of Oyu Tolgoi to support sustaining capital expenditures for future production from the generation of operating cash flows.

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street	Telephone + 1 604 688 5755	turquoisehill.com
	Vancouver, BC, Canada V6C 1S4	Toll Free + 1 877 288 6975

A reconciliation of total operating cash costs, C1 cash costs and all-in sustaining costs is provided below.

	Operating and unit costs
	(Three Months Ended)		(Year Ended)
C1 costs (Stated in $000’s of dollars)	December 31, 2017	September 30, 2017	December 31, 2017	December 31, 2016
Cost of sales	182,788	197,774	763,798	861,757
Cost of sales: $/lb of copper sold	2.32	2.43	2.32	2.07
Depreciation and depletion	(73,491)	(77,355)	(304,144)	(345,868)
Provision against carrying value of copper-gold concentrate	(2,711)	2,967	8,718	(2,027)
Change in inventory	44,029	(16,579)	13,885	(47,166)
Other operating expenses	50,701	74,465	201,461	307,719
Less:
- Inventory (write-down) reversal	11,812	(25,040)	6,834	(12,509)
- Depreciation	(804)	(797)	(3,460)	(19,476)
Management services payment to Turquoise Hill	5,348	6,508	24,554	32,821
Operating cash costs	217,672	161,943	711,646	775,251
Operating cash costs: $/lb of copper produced	2.18	1.99	2.05	1.75
Adjustments to operating cash costs(1)	22,966	24,948	100,018	118,020
Less: Gold and silver revenues	(35,615)	(37,742)	(144,218)	(440,669)
C1 costs ($‘000)	205,023	149,149	667,446	452,602
C1 costs: $/lb of copper produced	2.05	1.83	1.92	1.02

All-in sustaining costs (Stated in $000’s of dollars)
Corporate administration	7,746	4,099	21,999	23,606
Asset retirement expense	1,669	1,771	6,583	6,078
Royalty expenses	15,654	14,532	57,082	68,142
Ore stockpile and stores write-down (reversal)	(11,812)	25,040	(6,834)	12,509
Other expenses	274	1,554	3,056	5,253
Sustaining cash capital including deferred stripping	21,108	28,331	81,450	87,891
All-in sustaining costs ($‘000)	239,662	224,476	830,782	656,081
All-in sustaining costs: $/lb of copper produced	2.40	2.76	2.39	1.48

(1)

Adjustments to operating cash costs include: treatment, refining and freight differential charges less the 5% Government of Mongolia royalty and other expenses not applicable to the definition of C1 cost.

Working capital

Consolidated working capital comprises those components of current assets and liabilities which support and result from the Company’s ongoing running of its current operations. It is provided in order to give a quantifiable indication of the Company’s short-term cash generation ability and business efficiency. As a measure linked to current operations and the sustainability of the business, working capital excludes: non-trade receivables and payables; financing items; cash and cash equivalents; deferred revenue and non-current inventory.

A reconciliation of consolidated working capital to the financial statements and notes is provided below.

Working capital (Stated in $000’s of dollars)	December 31, 2017	December 31, 2016

Inventories (current)	$274,142	$260,668

Trade and other receivables	29,089	42,557

Trade and other payables:

- trade payables and accrued liabilities	(360,697)	(196,716)

- payable to related parties	(52,308)	(37,248)

Consolidated working capital	$(109,774)	$69,261

Contractual obligations

Section 8 of the Company’s MD&A discloses contractual obligations in relation to the Company’s lease, purchase and asset retirement obligations. Amounts relating to these obligations are calculated on the basis of the Company carrying out its future business activities and operations as planned at the period end. As such, contractual obligations presented in the MD&A will differ from amounts presented in the financial statements, which are prepared on the basis of minimum

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street	Telephone + 1 604 688 5755	turquoisehill.com
	Vancouver, BC, Canada V6C 1S4	Toll Free + 1 877 288 6975

uncancellable commitments to pay in the event of contract termination. The MD&A presentation of contractual obligations is provided in order to give an indication of future expenditure, for the disclosed categories, arising from the Company’s continuing operations and development projects.

A reconciliation of contractual obligations at December 31, 2017 to the financial statements and notes is provided below.

	Purchase obligations	Power commitments	Operating leases	Finance leases	Decommissioning obligations
Commitments (MD&A)	$1,228,461	$624,204	$49,063	$12,518	$266,472
Cancellable obligations (net of exit costs)	(1,007,814)	(169,989)	-	-	-
Accrued capital expenditure	(171,343)		-	-	-
Discounting and other adjustments	-		-	-	(140,751)
Financial statement amount	$49,304	$454,215	$49,063	$12,518	$125,721

QUALIFIED PERSON

Disclosure of a scientific or technical nature in this MD&A in respect of the Oyu Tolgoi mine was prepared under the supervision of Bernard Peters, Technical Director – Mining, OreWin Pty Ltd., B. Eng. (Mining), FAusIMM (201743), and Sharron Sylvester, Technical Director – Geology, OreWin Pty Ltd., BSc (Geol.), RPGeo AIG (10125). Each of these individuals is a “qualified person” as that term is defined in National Instrument Standards of Disclosure for Mineral Projects (NI 43-101).

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street	Telephone + 1 604 688 5755	turquoisehill.com
	Vancouver, BC, Canada V6C 1S4	Toll Free + 1 877 288 6975

SELECTED QUARTERLY DATA

($ in millions, except per share information)	Quarter Ended
	Dec-31 2017	Sep-30 2017	Jun-30 2017	Mar-31 2017

Revenue	$251.7	$246.9	$203.7	$237.5

Net income attributable to owners of Turquoise Hill	$51.1	$65.3	$23.8	$41.0

Basic and diluted income per share attributable to owners of Turquoise Hill	$0.03	$0.03	$0.01	$0.02

	Quarter Ended
	Dec-31 2016	Sep-30 2016	Jun-30 2016	Mar-31 2016

Revenue	$224.6	$226.3	$329.7	$422.7

Net income (loss) attributable to owners of Turquoise Hill	$93.3	$(31.4)	$29.8	$118.9

Basic and diluted income (loss) per share attributable to owners of Turquoise Hill	$0.05	$(0.02)	$0.01	$0.06

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street	Telephone + 1 604 688 5755	turquoisehill.com
	Vancouver, BC, Canada V6C 1S4	Toll Free + 1 877 288 6975

KEY STATISTICS1

	4Q 2016	1Q 2017	2Q 2017	3Q 2017	4Q 2017	Full Year 2017	Full Year 2016

Operating results

Open pit material mined (‘000 tonnes)	25,615	24,333	25,193	27,466	28,929	105,921	96,938

Ore treated (‘000 tonnes)	9,819	10,087	9,637	10,615	10,838	41,177	38,152

Average mill head grades:

Copper (%)	0.61	0.51	0.51	0.48	0.53	0.51	0.65

Gold (g/t)	0.25	0.15	0.16	0.18	0.20	0.17	0.36

Silver (g/t)	1.50	1.30	1.38	1.34	1.54	1.39	1.83

Concentrates produced (‘000 tonnes)	206.7	176.0	171.0	170.0	205.4	722.5	846.6

Average concentrate grade (% Cu)	22.0	21.6	21.8	21.7	22.0	21.8	23.8

Production of metals in concentrates:

Copper (‘000 tonnes)	45.5	38.1	37.2	36.9	45.3	157.4	201.3

Gold (‘000 ounces)	49	25	24	31	35	114	300

Silver (‘000 ounces)	273	215	236	239	285	974	1,420

Concentrates sold (‘000 tonnes)	181.9	190.2	182.0	176.6	175.5	724.3	828.6

Sales of metals in concentrates:

Copper (‘000 tonnes)	37.6	39.5	37.3	36.9	35.7	149.3	188.9

Gold (‘000 ounces)	39	32	23	29	27	111	347

Silver (‘000 ounces)	239	205	222	229	205	860	1,280

Metal recovery (%)

Copper	76.6	74.9	74.6	73.5	78.0	75.4	81.0

Gold	63.4	48.8	47.7	51.2	50.5	49.7	68.5

Silver	57.2	51.8	53.9	52.8	53.0	52.9	63.1

Financial results ($ in millions, unless otherwise noted)

Revenue	224.6	237.5	203.7	246.9	251.7	939.8	1,203.3

Revenue by metals in concentrates

Copper	178.5	196.6	173.7	209.2	216.1	795.6	762.6

Gold	42.8	37.5	26.6	34.2	32.5	130.8	419.9

Silver	3.3	3.4	3.3	3.5	3.2	13.4	20.8

Operating cash flow	18.2	88.5	51.5	94.7	91.1	325.8	399.2

Cost of sales	184.3	194.4	188.9	197.8	182.7	763.8	861.8

Production and delivery costs	112.5	120.7	117.7	123.4	106.6	468.4	513.9

Depreciation and depletion	79.5	78.3	75.0	77.4	73.4	304.1	345.9

Capital expenditure on cash basis	142.7	147.9	205.2	234.0	330.4	917.5	326.3

Underground	121.0	136.4	184.7	205.6	309.0	835.7	226.8

Open pit (2)	21.7	11.5	20.5	28.4	21.4	81.8	99.5

Royalties	13.0	14.3	12.5	14.5	15.8	57.1	68.1

Operating cash costs(3)	175.4	168.4	163.6	161.9	217.7	711.6	775.3

Unit costs ($)

Cost of sales (per pound of copper sold)	2.22	2.23	2.30	2.43	2.32	2.32	2.07

C1 (per pound of copper produced) (3)	1.57	1.85	1.92	1.83	2.05	1.92	1.02

All-in sustaining (per pound of copper produced) (3)	1.90	2.15	2.27	2.76	2.40	2.39	1.48

Financial position

Cash and cash equivalents ($’000,000)	1,417.8	1,386.3	1,378.5	1,485.5	1,444.8	1,444.8	1,417.8

(1)

Any financial information in this press release should be reviewed in conjunction with the Company‘s consolidated financial statements or condensed interim consolidated financial statements for the reporting periods indicated.

(2)	Open-pit capital expenditure includes both sustaining and non-underground development activities.
(3)	Please refer to the NON-GAAP MEASURES section of this press release for further information.

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street	Telephone + 1 604 688 5755	turquoisehill.com
	Vancouver, BC, Canada V6C 1S4	Toll Free + 1 877 288 6975

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Income

(Stated in thousands of U.S. dollars)

		Year Ended December 31,
	Note	2017	2016

Revenue	4	$939,780	$1,203,282
Cost of sales	5	(763,798)	(861,757)
Gross margin		175,982	341,525

Operating expenses	6	(201,461)	(307,719)
Corporate administration expenses		(21,999)	(23,606)
Other income		1,465	10,765
Income (loss) before finance items and taxes		(46,013)	20,965

Finance items
Finance income	7	156,278	91,234
Finance costs	7	(153,350)	(115,868)
		2,928	(24,634)
Loss from operations before taxes		$(43,085)	$(3,669)

Income and other taxes	16	154,013	110,291
Income for the year		$110,928	$106,622

Attributable to owners of Turquoise Hill Resources Ltd.		181,247	210,605
Attributable to owners of non-controlling interests		(70,319)	(103,983)
Income for the year		$110,928	$106,622

Basic and diluted earnings per share attributable to Turquoise Hill Resources Ltd.	22	$0.09	$0.10

Basic weighted average number of shares outstanding (000’s)		2,012,314	2,012,314

The notes to these financial statements, which are available on our website, are an integral part of the consolidated financial statements.

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street	Telephone + 1 604 688 5755	turquoisehill.com
	Vancouver, BC, Canada V6C 1S4	Toll Free + 1 877 288 6975

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Comprehensive Income

(Stated in thousands of U.S. dollars)

	Year Ended December 31,
	2017	2016

Income for the year	$110,928	$106,622

Other comprehensive income (loss):
Items that have been / may be classified subsequently to income or loss:
Fair value movements:
Gains (losses) on revaluation of available for sale investments (Note 19)	4,160	(1,572)
(Gains) losses on revaluation of available for sale investments transferred to the statement of income (Note 19)	(39)	1,184
Other comprehensive income (loss) for the year (a)	$4,121	$(388)

Total comprehensive income for the year	$115,049	$106,234

Attributable to owners of Turquoise Hill	185,368	210,217
Attributable to owners of non-controlling interests	(70,319)	(103,983)
Total comprehensive income for the year	$115,049	$106,234

(a) No tax charges and credits arose on items recognized as other comprehensive income or loss in 2017 (2016: nil).

The notes to these financial statements, which are available on our website, are an integral part of the consolidated financial statements.

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street	Telephone + 1 604 688 5755	turquoisehill.com
	Vancouver, BC, Canada V6C 1S4	Toll Free + 1 877 288 6975

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Cash Flows

(Stated in thousands of U.S. dollars)

		Year Ended December 31,
	Note	2017	2016

Cash generated from operating activities before interest and tax	21	$325,795	$399,160

Interest received		59,768	20,503
Interest paid		(258,995)	(118,304)
Income and other taxes paid		(8,568)	(70,710)
Net cash generated from operating activities		118,000	230,649

Cash flows from investing activities
Receivable from related party: amounts deposited	23	-	(4,156,284)
Receivable from related party: amounts withdrawn	23	820,000	180,000
Expenditures on property, plant and equipment		(917,541)	(326,336)
Proceeds from sale and redemption of financial assets		1,069	12,986
Proceeds from sales of mineral property rights and other assets		-	2,800
Other investing cash flows		206	363
Cash used in investing activities		$(96,266)	$(4,286,471)

Cash flows from financing activities
Net proceeds from project finance facility	15	7,780	4,287,924
Payment of project finance fees		(2,704)	(159,292)
Cash generated from financing activities		$5,076	$4,128,632

Effects of exchange rates on cash and cash equivalents		219	1,066
Net increase (decrease) in cash and cash equivalents		$27,029	$73,876

Cash and cash equivalents - beginning of period		$1,417,754	$1,343,878
Cash and cash equivalents - end of period		1,444,783	1,417,754
Cash and cash equivalents as presented on the balance sheets		$1,444,783	$1,417,754

The notes to these financial statements, which are available on our website, are an integral part of the consolidated financial statements.

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street	Telephone + 1 604 688 5755	turquoisehill.com
	Vancouver, BC, Canada V6C 1S4	Toll Free + 1 877 288 6975

TURQUOISE HILL RESOURCES LTD.

Consolidated Balance Sheets

(Stated in thousands of U.S. dollars)

		December 31,	December 31,
	Note	2017	2016

Current assets
Cash and cash equivalents	8	$1,444,783	$1,417,754
Inventories	9	274,142	260,668
Trade and other receivables	10	29,089	42,557
Prepaid expenses and other assets	11	49,552	23,456
Receivable from related party	12	1,367,586	979,544
		3,165,152	2,723,979
Non-current assets
Property, plant and equipment	13	7,346,972	6,417,031
Inventories	9	43,379	20,783
Deferred income tax assets	16	473,742	296,399
Receivable from related party and other financial assets	12	1,804,074	3,002,019
		9,668,167	9,736,232
Total assets		$12,833,319	$12,460,211

Current liabilities
Trade and other payables	14	$435,869	$253,405
Deferred revenue		67,598	36,702
		503,467	290,107
Non-current liabilities
Borrowings and other financial liabilities	15	4,159,119	4,139,143
Deferred income tax liabilities	16	25,788	8,072
Decommissioning obligations	17	125,721	118,903
		4,310,628	4,266,118
Total liabilities		$4,814,095	$4,556,225

Equity
Share capital	18	$11,432,122	$11,432,122
Contributed surplus		1,558,102	1,557,913
Accumulated other comprehensive income (loss)	19	3,719	(402)
Deficit		(4,081,508)	(4,262,755)
Equity attributable to owners of Turquoise Hill		8,912,435	8,726,878
Attributable to non-controlling interests	20	(893,211)	(822,892)
Total equity		$8,019,224	$7,903,986

Total liabilities and equity		$12,833,319	$12,460,211

Commitments and contingencies (Note 24)

Subsequent events (Note 24 and 27)

The notes to these financial statements, which are available on our website, are an integral part of the consolidated financial statements.

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street	Telephone + 1 604 688 5755	turquoisehill.com
	Vancouver, BC, Canada V6C 1S4	Toll Free + 1 877 288 6975

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Equity

(Stated in thousands of U.S. dollars)

Year Ended December 31, 2017		Attributable to owners of Turquoise Hill
	Share capital	Contributed surplus	Accumulated other comprehensive income (loss) (Note 19)	Deficit	Total	Non-controlling Interests (Note 20)	Total equity

Opening balance	$11,432,122	$1,557,913	$(402)	$(4,262,755)	$8,726,878	$(822,892)	$7,903,986

Income for the year	-	-	-	181,247	181,247	(70,319)	110,928
Other comprehensive income for the year	-	-	4,121	-	4,121	-	4,121
Employee share plans	-	189	-	-	189	-	189
Closing balance	$11,432,122	$1,558,102	$3,719	$(4,081,508)	$8,912,435	$(893,211)	$8,019,224

Year Ended December 31, 2016		Attributable to owners of Turquoise Hill
	Share capital	Contributed surplus	Accumulated other comprehensive loss (Note 19)	Deficit	Total	Non-controlling Interests (Note 20)	Total equity

Opening balance	$11,432,122	$1,555,774	$(14)	$(4,473,360)	$8,514,522	$(718,909)	$7,795,613

Income for the year	-	-	-	210,605	210,605	(103,983)	106,622
Other comprehensive loss for the year	-	-	(388)	-	(388)	-	(388)
Employee share plans	-	2,139	-	-	2,139	-	2,139
Closing balance	$11,432,122	$1,557,913	$(402)	$(4,262,755)	$8,726,878	$(822,892)	$7,903,986

The notes to these financial statements, which are available on our website, are an integral part of the consolidated financial statements.

Turquoise Hill has filed its Annual Information Form (AIF), Audited Consolidated Financial Statements and accompanying notes, as well as Management’s Discussion and Analysis for the year ended December 31, 2017. These documents are available on the Turquoise Hill investor website at www.turquoisehill.com/s/investors.asp or the Canadian Securities Administrators website at www.sedar.com. Turquoise Hill has also filed its Annual Report on Form 40-F with the U.S. Securities and Exchange Commission (SEC), which is available through the SEC website at www.sec.gov/edgar.shtml. Turquoise Hill shareholders may request a printed copy of any of these documents, free of charge, from the investor contact noted below.

Contact Investors and Media Tony Shaffer + 604 648 3934 tony.shaffer@turquoisehill.com Follow us on Twitter @TurquoiseHillRe

Forward-looking statements

Certain statements made herein, including statements relating to matters that are not historical facts and statements of the Company’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements and information relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate”, “could”, “should”, “expect”, “seek”, “may”, “intend”, “likely”, “plan”, “estimate”, “will”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements about anticipated business activities, planned expenditures, corporate strategies, and other statements that are not historical facts.

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street	Telephone + 1 604 688 5755	turquoisehill.com
	Vancouver, BC, Canada V6C 1S4	Toll Free + 1 877 288 6975

Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such statements or information. There can be no assurance that such statements or information will prove to be accurate. Such statements and information are based on numerous assumptions regarding present and future business strategies, local and global economic conditions, and the environment in which the Company will operate in the future, including the price of copper, gold and silver, anticipated capital and operating costs, anticipated future production and cash flows, and the status of the Company’s relationship and interaction with the Government of Mongolia on the continued operation and development of Oyu Tolgoi and Oyu Tolgoi LLC internal governance. Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements and information include, among others, copper; gold and silver price volatility; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; development plans for processing resources; matters relating to proposed exploration or expansion; mining operational and development risks; litigation risks; regulatory restrictions (including environmental regulatory restrictions and liability); Oyu Tolgoi LLC’s ability to deliver a domestic power source for the Oyu Tolgoi project within the required contractual time frame; communications with local stakeholders and community relations; activities, actions or assessments, including tax assessments, by governmental authorities; events or circumstances (including strikes, blockages or similar events outside of the Company’s control) that may affect the Company’s ability to deliver its products in a timely manner; currency fluctuations; the speculative nature of mineral exploration; the global economic climate; dilution; share price volatility; competition; loss of key employees; cyber security incidents; additional funding requirements, including in respect of the development or construction of a long-term domestic power supply for the Oyu Tolgoi project; capital and operating costs, including with respect to the development of additional deposits and processing facilities; and defective title to mineral claims or property. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. All such forward-looking statements and information are based on certain assumptions and analyses made by the Company’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements or information.

With respect to specific forward-looking information concerning the continued operation and development of Oyu Tolgoi, the Company has based its assumptions and analyses on certain factors which are inherently uncertain. Uncertainties and assumptions include, among others: the timing and cost of the construction and expansion of mining and processing facilities; the timing and availability of a long-term domestic power source (or the availability of financing for the Company to construct such a source) for Oyu Tolgoi; the ability to secure and draw down on the supplemental debt under the Oyu Tolgoi project financing facility and the availability of additional financing on terms reasonably acceptable to Oyu Tolgoi LLC, Rio Tinto and the Company to further develop Oyu Tolgoi; the impact of changes in, changes in interpretation to or changes in enforcement of, laws, regulations and government practices in Mongolia; the availability and cost of skilled labour and transportation; the obtaining of (and the terms and timing of obtaining) necessary environmental and other government approvals, consents and permits; delays, and the costs which would result from delays, in the development of the underground mine (which could significantly exceed the costs projected in the 2016 Oyu Tolgoi Feasibility Study and the 2016 Oyu Tolgoi Technical Report); projected copper, gold and silver prices and their market demand; and production estimates and the anticipated yearly production of copper, gold and silver at Oyu Tolgoi.

The cost, timing and complexities of mine construction and development are increased by the remote location of a property such as Oyu Tolgoi. It is common in mining operations and in the development or expansion of existing facilities to experience unexpected problems and delays during development, construction and mine start-up. Additionally, although Oyu Tolgoi has achieved commercial production, there is no assurance that future development activities will result in profitable mining operations.

The December 31, 2017 MD&A (the MD&A) also contains references to estimates of mineral reserves and mineral resources. The estimation of reserves and resources is inherently uncertain and involves subjective judgments about many relevant factors. The mineral resource estimates contained in the MD&A are inclusive of mineral reserves. Further, mineral resources that are not mineral reserves do not have demonstrated economic viability. The accuracy of any such estimates is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation (including future production from Oyu Tolgoi, the anticipated tonnages and grades that will be achieved or the indicated level of recovery that will be realized), which may prove to be unreliable. There can be no assurance that these estimates will be accurate or that such mineral reserves and mineral resources can be mined or processed profitably. See the discussion under the headings “Language Regarding Reserves and Resources” and “Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources” in Section 20 – CAUTIONARY STATEMENTS – of the MD&A. Such estimates are, in large part, based on the following:

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Interpretations of geological data obtained from drill holes and other sampling techniques. Large scale mineral continuity and character of the deposits can be improved with additional drilling and sampling; actual mineralization or formations may be different from those predicted. It may also take many years from the initial phase of drilling before production is possible, and during that time the economic feasibility of exploiting a deposit may change. Reserve and resource estimates are materially dependent on prevailing metal prices and the cost of recovering and processing minerals at the individual mine sites. Market fluctuations in the price of metals or increases in the costs to recover metals or the actual recovery percentage of the metal(s) from the Company’s mining projects may render mining of ore reserves uneconomic and affect the Company’s operations in a materially adverse manner. Moreover, various short-term operating factors may cause a mining operation to be unprofitable in any particular accounting period;

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Assumptions relating to commodity prices and exchange rates during the expected life of production, mineralization of the area to be mined, the projected cost of mining, and the results of additional planned development work. Actual future production rates and amounts, revenues, taxes, operating expenses, environmental and regulatory compliance expenditures, development expenditures, and recovery rates may vary substantially from those assumed in the estimates. Any significant change in these assumptions, including changes that result from variances between projected and actual results, could result in material downward revision to current estimates;

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Assumptions relating to projected future metal prices. The Company uses prices reflecting market pricing projections in the financial modeling for Oyu Tolgoi which are subjective in nature. It should be expected that actual prices will be different than the prices used for such modeling (either higher or lower), and the differences could be significant; and

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Assumptions relating to the costs and availability of treatment and refining services for the metals mined from Oyu Tolgoi, which require arrangements with third parties and involve the potential for fluctuating costs to transport the metals and fluctuating costs and availability of refining services. These costs can be significantly impacted by a variety of industry-specific as well as regional and global economic factors (including, among others, those which affect commodity prices). Many of these factors are beyond the Company’s control.

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street	Telephone + 1 604 688 5755	turquoisehill.com
	Vancouver, BC, Canada V6C 1S4	Toll Free + 1 877 288 6975

Readers are cautioned not to place undue reliance on forward-looking information or statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Events or circumstances could cause the Company’s actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are included in the “Risks and Uncertainties” section in the MD&A.

Readers are further cautioned that the list of factors enumerated in the “Risks and Uncertainties” section of the MD&A that may affect future results is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements and information contained in the MD&A are made as of the date of this document and the Company does not undertake any obligation to update or to revise any of the included forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking statements and information contained in the MD&A are expressly qualified by this cautionary statement.

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street	Telephone + 1 604 688 5755	turquoisehill.com
	Vancouver, BC, Canada V6C 1S4	Toll Free + 1 877 288 6975